March 10, 2006


VIA EDGAR & FEDEX

Mr. Michael Fay
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549-3561

Re:  The Topps Company, Inc.
     File No. 0-15817
     Form 10-K for the fiscal year ended February 26, 2005
     Form 10-Q for the period ended November 26, 2005


Dear Mr. Fay:

On behalf of The Topps Company, Inc. (the "Company"), we are responding to the comments of the staff of the Securities and Exchange Commission pertaining to the Company's Form 10-K for the year ended February 26, 2005 (the "Form 10-K") and Form 10-Q for the period ended November 26, 2005 (the "Form 10-Q"), as contained in your letter dated January 20, 2006 (the "Comment Letter").

To facilitate your review, we have set forth each of your comments below with the Company's corresponding response and have numbered the items to correspond to the Comment Letter.


Item 1: Business Trademarks and License Agreements
--------------------------------------------------

1. We note that the Company initiated a program of licensing certain of its own trademarks from the confectionery segment to third parties in fiscal 2004. Tell us the amount of revenue generated from the sales of licenses and present these sales separately if they become material.

Response:
---------
The Company has a program whereby it licenses rights to certain of its trademarks, including Ring Pop, Bazooka and Wacky Packages, to third parties. To-date, the revenues from this initiative have been relatively insignificant, totaling $65,000 (0.02% of net sales) in fiscal 2004, $412,000 (0.1% of net sales) in fiscal 2005 and $226,000 (0.1% of net sales) through the first nine months of fiscal 2006, and the revenues have been reported as Other Income (which is a component of Operating Income.) Going forward, should licensing revenues become material, the Company will present them separately as revenue.



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


Management's Discussion and Analysis of Financial Condition
-----------------------------------------------------------
Results of Operations
---------------------

2. From your five-year selected consolidated financial information in Item 6, we note that consolidated operating margins (Income from Operations/Net Sales) have steadily decreased from 27.2% in fiscal 2001 to 4% in fiscal 2005. We recommend that the Company identify and discuss this key performance measure in the introductory section of MD&A where you presently provide tabular net sales information for your business segments. In this regard, you could include a tabular comparison detailing this performance measure for each period, including percentage changes, with additional tabular information showing the material separate components that impacted the change in amounts from period to period. The tabular information should be followed with a narrative explanation of the reasons for the changes and a discussion and analysis of known trends, uncertainties and other matters likely to affect that line item in the future. Please refer to the guidance in FR-72 (Release No. 33-8350).

Response:
---------
Going forward, the Company will expand the Results of Operations portion of the MD&A to include a table showing margin comparisons for each period being discussed and a more comprehensive narrative explanation for key margin changes. To the extent possible and where relevant, the Company will also include a discussion and analysis of trends, uncertainties and other matters likely to affect margins in the future.


3. From the tabular disclosures in Note 10 (Income Taxes), we note that your Canadian operating results have deteriorated from generating income in fiscal 2003 to incurring losses in fiscal 2004 and 2005. In MD&A, please discuss the factors causing losses in Canadian operations, the plans to remedy this condition and management's evaluation of impairment of assets within the Canadian business unit.

Response:
---------
The deterioration in historical performance of the Canadian operations is largely a function of the conversion of the Canadian entertainment business from a direct sale business in Canada to an export business managed from the U.S. in mid-fiscal 2004. This resulted in the transfer of Canadian entertainment earnings from Canada to the U.S. for purposes of taxable income by jurisdiction, which had no impact on consolidated results of operations.

The Canadian operation does not have any goodwill, intangible or other long-lived assets that would require a valuation by management of impairment under SFAS 142 & 144. As of February 26, 2005, Canadian assets, aggregating $4,434,183, consisted of inventory (46%), prepaid expenses (22%), cash (18%) and accounts receivable (8%) which are regularly reviewed and reserved against, if necessary.


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


Liquidity
---------

4. Revise your liquidity section to provide a discussion on a long-term basis. Consider expanding to provide a discussion on the status of license contract terms and renewals. We note that the average remaining useful life of the licenses and contracts is 4.7 years as of November 26, 2005, and since an inability to renew or continue to operate under such agreements could have a material adverse affect on the Company, any uncertainty surrounding these agreements would have a significant impact on liquidity.

Response:
---------
The 4.7 year  weighted  average  useful life shown for licenses and contracts in
Note 10 of the Form 10-Q refers to intangible rights associated with Premier League Soccer which were obtained as part of the acquisition of Merlin Publishing in 1995. This license has been regularly renewed upon expiration and was recently renewed for an additional three-year term commencing June 1, 2007. As a result, there is no risk to liquidity from the standpoint of the Premier League license for at least the next 4 1/2 years.

The Company also has a number of other license agreements with individual athletes and/or their players' associations in the U.S. as discussed in the Form 10-K, "Trademarks and License Agreements" section. All of our material sports licenses have been regularly renewed upon expiration and we've held rights for Major League Baseball and the National Football League for over 20 consecutive years and the National Basketball Association for 14 consecutive years. Therefore, the lapse of rights to these licenses is not viewed by the Company as a significant risk. Additionally however, the Company has from time to time taken rights to major licenses for entertainment properties such as Pokemon, which have had a significant short-term impact on earnings and liquidity. Should the Company obtain rights to a material license that is short-lived in nature in the future, we will include a discussion of contract terms and anticipated life of the license in the liquidity section of the MD&A.


Critical Accounting Policies
----------------------------

5. Reference is made to the Consolidated Statements of Stockholders' Equity and Comprehensive Income where the minimum pension liability adjustment had a material impact on comprehensive income (and exceeded net income by 30%) in two of the last three fiscal years. In view of (i) the material deficiency in funded status in your defined pension plan; (ii) the amount of minimum pension liability adjustment recognized in the three-year financial period; and (iii) the focus and attention provided by users of financial statements on the measurement and reporting of comprehensive income as well as pension expense, you should consider the disclosure of pension plans as a critical accounting policy. In addition to any narrative discussion in this area, you should also consider providing tabular information to disclose the individual impact on pension expense, the funded status (i.e. fair market value of pension assets - present value of pension liabilities (PBO)) of pension plans and shareholders' equity adjustment (i.e. additional minimum pension liability) for hypothetical



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


basis changes in each of the estimates (i.e. discount rate, expected return on plan assets and rate of compensation increase) as well as the aggregate impact on these three items for changes on all three estimates. As the discount rate, expected return on plan assets and rate of compensation increase levels have changed by 1%, 1/2% and 1%, respectively during the three-year financial statement period, it appears that hypothetical basis changes based on these percentages would appear to be a reasonable sensitivity analysis under your circumstances. In this regard, we also believe tabular data format provides ease of analysis and understanding by investors. Please advise and revise, as appropriate.

Response:
---------
The Company recently made a decision and received Board approval to freeze its defined pension plan effective April 1, 2006 and instead offer employees a 401K match. This decision will result in reduced and less volatile annual pension expense and funding requirements going forward and stem the growth of our pension obligation. It is the Company's intent to continue to make annual cash contributions to fund its remaining pension obligation and to do so at a level that will result in the elimination of the minimum pension liability adjustment and funding deficiency over the next several years. As a result these changes, we do not feel that the significant increase in disclosure is warranted.


Notes 1 and 6 - Goodwill & Other Intangibles
--------------------------------------------

6. In your significant accounting policies and first paragraph in Note 6, you disclose that recoverability of goodwill and finite-lived intangibles are evaluated under SFAS 142 based on projected "undiscounted" cash flows. For finite-lived assets in which impairment is reviewed in accordance with SFAS 144 (paragraph 7), this treatment is appropriate. However, in accordance with the guidance in paragraph 19 of SFAS 142, the evaluation of recoverability for goodwill whereby you compare the fair value of a reporting unit with its carrying value is different than the evaluation for finite-lived intangibles. Please advise and clarify the disclosure accordingly. In addition, the disclosure for goodwill should be expanded to address the methodology for determining fair value measurements (paragraphs 23-25) as well as the reporting units (paragraphs 30-31) of the entity used in the evaluation of impairment.

Response:
---------
The Company agrees that the disclosure regarding the evaluation of the recoverability of goodwill and finite-lived intangibles should be clarified and will do so in future filings.

It is management's practice to evaluate the recoverability of finite-lived intangibles under the provisions of SFAS 144 based on projected undiscounted cash flows. The evaluation of the recoverability of goodwill is done in accordance with SFAS 142 and is based on a comparison of the fair value of a reporting unit with its carrying amount. Both the market approach (use of multiples from comparable companies) and the income approach (present value of future income streams) are used in determining the fair value of a reporting unit.

In the future, the Company's disclosures will be expanded to explain the approaches used to determine fair value measurements as well as to define the reporting units, Confectionery and Entertainment, used in the evaluation of impairment.


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


Note 16 - Segment and Geographic Information
--------------------------------------------

7. Revise to disclose the amounts of revenues generated for each significant product in accordance with paragraph 37 of SFAS No. 131.

Response:
---------

We have reviewed paragraph 37 of SFAS No. 131 and understand the importance of providing investors the information necessary to understand the Company's performance and financial results. However, we have examined the most recent Form 10-K's of a number of other companies including those of our key competitors and have found no other company that breaks out revenues by product. In addition, our only major competitor in sports cards (a key product within the Entertainment segment) is private and as such does not provide revenue information publicly. Therefore, we believe that disclosing product level revenue in our public filings on a regular basis will put the Company at a significant competitive disadvantage.

Nonetheless, it is our intent to provide investors with the relevant information relating to our financial performance. Accordingly, to the extent that the data is important in understanding key trends or performance in any particular time period, the Company will disclose and discuss revenue and/or earnings data for products and/or product lines in its MD&A.


Note 22 - Subsequent Event
--------------------------

8. Please tell us completely and clearly why you believe it is appropriate to treat the $2 million settlement with Media Technologies, Inc. as a component of the license contract rather than a charge (i.e. litigation expense, royalty expense, etc.) to fiscal 2006 results of operations. From disclosure in Note 15, it appears Media Technologies believed it was entitled to a royalty on all sales of product releases containing relic cards. Therefore, it is unclear why you do not consider this payment made for past patent infringement or royalty amounts as you have been generating revenue from the use of these patents since at least 2001. Include in your response whether any amounts were previously accrued for this contingency and if so, tell us the amount and whether any amounts were released from the reserve into net income.

Response:
---------

The Company carefully reviewed the facts and terms of the Media Technologies, Inc. case in determining the related accounting.

An unfavorable result in the Media Technologies litigation could have resulted in an injunction whereby the Company would have been immediately precluded from distributing relic cards, even those already printed and scheduled for release. To avoid this result, the parties entered into an agreement whereby the Company was required to pay $2 million upon signing in exchange for a 7-year license to produce and distribute relic cards. The payment covered the Company's royalty obligation in full for years 1-4 and the first $286,000 of its obligation in years 5-7. The agreement was explicitly worded as follows:

          "The foregoing payment[s] [of $2 million] shall constitute non-refundable, irrevocable prepayment for the license in paragraph 3 below...As a result of the payment(s) in para. 2 above, the royalties due shall be deemed fully prepaid for four years (through May 23, 2009) and in years 5, 6 and 7, Topps shall receive a credit against royalties due of $286,000 per year." (emphasis added).

In arriving at the accounting treatment for the $2 million payment, the Company considered that Media Technologies relinquished its claims to any past royalties in an effort to obtain an ongoing relationship with Topps. As a result, the Company reflected the payment as a prepaid license which is being recognized in equal installments over each of the next seven years, is appropriate. All related legal costs were expensed as incurred.

The Company did not accrue in advance any amounts related to the agreement reached or legal costs of this case.



Form 10-Q for the Period Ended November 26, 2005
------------------------------------------------
Note 8 - Discontinued Operations - thePit.com
---------------------------------------------


9. Tell us why you believe the timing of the write-down of the goodwill associated with the Pit.com, Inc. is appropriate in light of the fact that the Company has not been able to operate the subsidiary profitably for four years since its acquisition in fiscal 2002. In view of the annual impairment test for goodwill and the history of operating losses (and perhaps cash flow losses) with this entity, it is unclear why impairment of goodwill did not exist in a prior period(s). Furthermore, please advise why the MD&A in earlier filings did not discuss the likelihood of a material change in results of operations from the circumstances and indicators of impairment concerning the recoverability of the carrying amount of this asset group that existed previous to this quarterly period. See note 15 in Section 501 of the Codification of Financial Reporting Releases (i.e. MD&A Interpretive Release). As part of your response, please provide us with the most recent annual analysis performed to determine that an impairment was not triggered in a prior period.

Response:
---------
The Company acquired thePit.com in August 2001 as part of an initiative to build an Internet business. The Pit.com possessed unique technology and an online trading card exchange which complemented the Company's other online card operations. Although the Company continued to believe there could be upside for this operation, sales and earnings for the most recent full fiscal year were $1.6 million and a loss of $400,000, respectively.

In evaluating the possibility of impairment, the Company reviews performance of its two reporting units, Confectionery and Entertainment. ThePit.com represented a small portion of the Entertainment reporting unit (1.1% of segment net sales, 0.5% of segment earnings before overhead). In each of the annual reviews, the fair value of the Entertainment reporting unit exceeded its carrying amount by a significant margin and as such, an impairment of goodwill did not exist in prior periods.

In November 2005, the Company received an offer to purchase thePit.com and in February 2006 the operation was sold to a third party. As a result of the sale, the Company wrote off the goodwill associated with the business being sold.

As the goodwill write-down was triggered by the sale of thePit.com and there was no intent to sell the business prior to November 26, 2005, we did not disclose the likelihood of a possible impairment.

Attached is a copy of the most recent impairment analysis.


Final Statement
---------------

The Company acknowledges responsibility for the accuracy and adequacy of all information provided in response to your comments above as well as for all information provided to the investment community in our public filings in general. We further acknowledge that comments from the SEC staff or changes to Company disclosures in response to SEC staff comments in the filings do not prevent the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


Catherine K. Jessup
-------------------
s/ Catherine K. Jessup
Vice President, CFO and Treasurer
The Topps Company, Inc.







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